November 14, 2008

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Ladies and Gentlemen:

Re:	Brookshire Raw Materials (U.S.) Trust
Registration Statement on Form S-1
Request for Withdrawal
File No. 333-136879

Brookshire Raw Materials Management, LLC (the “Managing Owner”) on behalf of Brookshire Raw Materials (U.S.) Trust (the “Registrant”), and each of the co-registrants noted thereon (collectively, the “Co-Registrants”), hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-136879, as amended (the "Registration Statement").

The Securities and Exchange Commission declared the Registration Statement effective on September 24, 2007. The Registrant had intended to amend the Registration Statement, however, the Registrant is withdrawing its Registration Statement because of unfavorable market conditions and a determination that it would not be in the Registrant's best interest to proceed at this time. No securities have been sold under the Registration Statement, and all activity in pursuit of the public offering has been discontinued.

Accordingly, the Registrant requests that an order granting withdrawal of the Registration Statement be issued as soon as possible and included in the file for the Registration Statement. The Registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be refunded to Brookshire Raw Materials Management LLC by check.

United States Securities and Exchange Commission
November 14, 2008

Please forward copies of the order withdrawing the Registration Statement to us at the address shown above.

Should you have any questions regarding this matter, please contact Mr. Gary Sugar at 888-877-2719 ext 103. In addition, would you kindly contact Mr. Sugar as soon as possible following execution of the order withdrawing the Registration Statement.

Sincerely,

Brookshire Raw Materials Management, LLC

By: /s/ John Marshall
Chief Executive Officer

By: /s/ Stephen Adams
Chief Financial Officer

291 Dufferin Street, Suite 300A, Toronto, Ontario M6K 1Y9
Tel: 416-536-5146 Fax: 416-536-5833